Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 19, 2025

References are made to the Notice (the “Notice”) of Annual General Meeting (the “AGM”) dated May 16, 2025 and the circular to the shareholders of the Company of even date (the “Circular”) of Tuya Inc. (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

The Board is pleased to announce that the AGM was held at 2:00 p.m., Hong Kong time, on June 19, 2025 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China.

All resolutions proposed at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 609,721,949 Shares, comprising 539,516,649 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the AGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution proposed at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions numbered 1 to 7 proposed at the AGM was 609,498,176 Shares, comprising 539,292,876 Class A Ordinary Shares and 70,205,300 Class B Ordinary Shares. As at the date of this announcement, there were (i) no treasury shares held by the Company (including any treasury shares held or deposited with CCASS), and (ii) 223,773 repurchased Shares (including Class A Ordinary Shares and Class B Ordinary Shares) which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the AGM.

According to the Company’s ninth amended and restated memorandum and articles of association:

(i)	with regard to the resolutions numbered 1, 2(a)(i), 2(a)(ii), 2(b), 3, 4 and 5, each Class A Ordinary Share shall entitle its holder to one vote and the exercise of voting rights attached to each Class B Ordinary Share will be capped at ten votes on a poll at the AGM; and

(ii)	with regard to the resolutions numbered 2(a)(iii), 6 and 7, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

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In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

			NUMBER OF VOTES			TOTAL	TOTAL
ORDINARY RESOLUTIONS			CAST AND PERCENTAGE (%)			NUMBER OF VOTING SHARES	NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the report of the auditor thereon.	Class A Ordinary Shares	165,650,739 (99.949776%)	83,238 (0.050224%)	9,599 (-)	165,733,977	165,733,977
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	867,703,739 (99.990408%)	83,238 (0.009592%)	9,599 (-)	235,939,277	867,786,977
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(a)(i)	To re-elect Mr. YANG Yi as an executive Director.	Class A Ordinary Shares	159,826,991 (96.432332%)	5,913,055 (3.567668%)	3,392 (-)	165,740,046	165,740,046
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	861,879,991 (99.318610%)	5,913,055 (0.681390%)	3,392 (-)	235,945,346	867,793,046
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(a)(ii)	To re-elect Ms. ZHANG Yan as an executive Director.	Class A Ordinary Shares	164,874,679 (99.477778%)	865,532 (0.522222%)	3,437 (-)	165,740,211	165,740,211
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	866,927,679 (99.900261%)	865,532 (0.099739%)	3,437 (-)	235,945,511	867,793,211
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

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			NUMBER OF VOTES			TOTAL	TOTAL
ORDINARY RESOLUTIONS			CAST AND PERCENTAGE (%)			NUMBER OF VOTING SHARES	NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.(a)(iii)	To re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director.	Class A Ordinary Shares	161,592,890 (97.498009%)	4,146,792 (2.501991%)	3,292 (-)	165,739,682	165,739,682
		Class B Ordinary Shares	70,205,300 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	70,205,300
		TOTAL NUMBER (CLASS A & CLASS B)	231,798,190 (98.242475%)	4,146,792 (1.757525%)	3,292 (-)	235,944,982	235,944,982
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(b)	To authorize the Board or the Compensation Committee to fix the remuneration of the Directors.	Class A Ordinary Shares	163,553,429 (98.681014%)	2,186,081 (1.318986%)	4,164 (-)	165,739,510	165,739,510
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	865,606,429 (99.748087%)	2,186,081 (0.251913%)	4,164 (-)	235,944,810	867,792,510
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares and/or ADSs of the Company, or sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	128,676,660 (77.637072%)	37,064,598 (22.362928%)	2,414 (-)	165,741,258	165,741,258
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	830,729,660 (95.728873%)	37,064,598 (4.271127%)	2,414 (-)	235,946,558	867,794,258
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

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			NUMBER OF VOTES			TOTAL	TOTAL
ORDINARY RESOLUTIONS			CAST AND PERCENTAGE (%)			NUMBER OF VOTING SHARES	NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
4.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.	Class A Ordinary Shares	165,592,421 (99.909697%)	149,670 (0.090303%)	1,583 (-)	165,742,091	165,742,091
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	867,645,421 (99.982753%)	149,670 (0.017247%)	1,583 (-)	235,947,391	867,795,091
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs, or sell and/or transfer additional Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	131,779,496 (79.533309%)	33,911,455 (20.466691%)	2,720 (-)	165,690,951	165,690,951
		Class B Ordinary Shares	702,053,000 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	702,053,000
		TOTAL NUMBER (CLASS A & CLASS B)	833,832,496 (96.091998%)	33,911,455 (3.908002%)	2,720 (-)	235,896,251	867,743,951
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
6.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025.	Class A Ordinary Shares	165,597,824 (99.912676%)	144,733 (0.087324%)	1,116 (-)	165,742,557	165,742,557
		Class B Ordinary Shares	70,205,300 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	70,205,300
		TOTAL NUMBER (CLASS A & CLASS B)	235,803,124 (99.938659%)	144,733 (0.061341%)	1,116 (-)	235,947,857	235,947,857
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

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			NUMBER OF VOTES			TOTAL	TOTAL
SPECIAL RESOLUTION			CAST AND PERCENTAGE (%)			NUMBER OF VOTING SHARES	NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
7.	The Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix III to the Circular, and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.	Class A Ordinary Shares	165,589,341 (99.914001%)	142,528 (0.085999%)	10,804 (-)	165,731,869	165,731,869
		Class B Ordinary Shares	70,205,300 (100.000000%)	0 (0.000000%)	0 (-)	70,205,300	70,205,300
		TOTAL NUMBER (CLASS A & CLASS B)	235,794,641 (99.939591%)	142,528 (0.060409%)	10,804 (-)	235,937,169	235,937,169
	The resolution has been duly passed as a special resolution with over three-fourths of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the AGM.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All Directors of the Company, namely Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi, Ms. ZHANG Yan, Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason attended the AGM, either in person or via electronic means.

Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

By order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, June 19, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as the executive Directors; and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.

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